TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W S   R E L E A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTC BB: TRYLF

TERYL ANNOUNCES SIGNIFICANT GOLD

DRILL RESULTS ON THE KINROSS / TERYL

GIL J/V 2009 EXPLORATION PROGRAM

For  Immediate  Release:  October  20,  2009,  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX

Venture  Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  the  current  $1.6  million dollar  exploration  program  has  completed  15,295  feet  of  drilling,  primarily  targeting  the  joint venture  Sourdough  Ridge prospect  near its  Gil deposit. The principal goal of the 2009 program is to  further  delineate  the  mineralized  zone  at  Sourdough  Ridge.  The  exploration  plan  was  also designed  to  complete  infill  drilling  in  order  to  gain  a  better  understanding  of  the  continuity  of

mineralization  to  aid  in  calculating  an  initial  NI  43-101  compliant  resources  estimate.    Teryl

Resources  believes  that  preliminary  drilling  results  from  the  2009  exploration  program  have  the potential  to  significantly  increase  the  total  gold  resource  of  the  Gil  deposit  area.  The  2009 exploration  program  is  an  important  step  in  achieving  Teryl  Resource’s  goal  of  developing  a producing mine in the Fairbanks Mining District.

Selected Drill Hole Results on Sourdough Ridge for 2009

Hole Number

Interval (feet in

Assay Results

Assay Results

depth)

opt/Au

gpt/Au

GVR09-512

10-65

55 feet of 0.02

55 feet of 0.68

GVR09-513

15-75

60 feet of 0.05

60 feet of 1.71

and

105-120

15 feet of 0.04

15 feet of 1.36

GVR09-514

415-460

45 feet of 0.03

45 feet of 1.02

GVR09-515

170-190

20 feet of 0.06

20 feet of 2.05

GVR09-518

285-320

35 feet of 0.06

35 feet of 2.05

GVR09-519

190-265

75 feet of 0.01

75 feet of 0.34

and

355-395

40 feet of 0.02

40 feet of 0.68

GVR09-520

235-265

30 feet of 0.04

30 feet of 1.36

GVR09-521

220-285

65 feet of 0.10

65 feet of 3.42

GVR09-522

5-70

65 feet of 0.01

65 feet of 0.34

GVR09-523

125-230

105 feet of 0.04

105 feet of 1.37

GVR09-534

15-90

75 feet of 0.09

75 feet of 3.08

GVR09-540

145-250

105 feet of 0.14

105 feet of 4.79

GVC09-526

275-310

35 feet of 0.10

35 feet of 3.42

GVC09-527

175-215

40 feet of 0.05

40 feet of 1.71

”

“

365-380

15 feet of 0.03

15 feet of 1.02

GVC09-529

0-20

20 feet of 0.050

20 feet of 1.71

”

“

40-50

10 feet of 0.032

10 feet of 1.09

”

“

75-110

35 feet of 0.11

35 feet of 3.77

”

“

280-315

35 feet of 0.056

35 feet of 1.91

GVC09-530

105-125

20 feet of 0.026

20 feet of 0.89

”

“

135-145

10 feet of 0.038

10 feet of 1.30

Kinross  Gold  (K-TSE),  our  joint  venture  partner,  is  planning  on  completing  a  mapping,  rock  and soil  sampling  program  this  year  along  the  eastern  portion  of  the  mineralized  trend.  This  effort  will

be  designed  to  identify  additional  drill  targets.   The  current  drilling  along  Sourdough  Ridge  has

indicated  a  mineralized  zone  at  least    1500  feet  long  which  remains  open  to  the  east.    The

Sourdough  Ridge  zone  is  adjacent  to  and  east  of  the  Main  Gil  zone,  which  is  part  of  the  joint venture  property.  The  Main  Gil  zone  has  a  2500  foot  long  mineralized  zone  with  an  average  of

0.04 ounces gold per ton.

John  Robertson  states,  “Pursuant  to  our  previous  43-101  report  completed  in  2005  by  Curt

Freeman,  several  other  exploration  targets  have  been  identified  but  not  fully  tested  on  the  Gil claims which should increase the potential substantially on the Gil J/V claims.”

Qualified Person: Mr. Curtis Freeman, MS, P.Geo., Certified Professional Geologist (#6901),

member of the American Institute of Professional Geologists, is the Qualified Person as defined by National Instrument 43-101 responsible for the accuracy of this news release.

ABOUT TERYL RESOURCES

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the

Fairbanks  Mining  District,  Alaska.  The  Gil  project  is  a  joint  venture  with  Kinross  Gold  Corporation

(TSE: K; NYSE: KGC) (80% Kinross/20% Teryl). To date USD$7.5 million has been expended on exploration  by  Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  USD$1.6  million  budget  has been  approved  for  2009  to  test  several  gold  anomolies  on  the  Gil  Claims.  The  Company’s  other

Alaska  holdings  include  the  Fish  Creek  Claims,  50%  optioned  from  Linux  Gold  Corp.  (OTC  BB:

LNXGF);  the  Stepovich  Claims,  where  Teryl  has  a  10%  net  profit  interest  from  Kinross;  and  a

100%-interest in the West Ridge property. Teryl also has one joint venture silver prospect located in  Northern  BC,  Canada.  Teryl  Resources  Corp.  has  revenue  from  oil  and  gas  projects  in  Texas

and

Kentucky.

For

further

information

visit

the

Company’s

website

at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Press Release contact information:

For further information, please contact:

John Robertson

President, Teryl Resources Corp.

T:  800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety by these cautionary statements.  Furthermore, the  forward-looking  statements contained in this news release are  made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.